Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247)

APPOINTMENT OF CHAIRMAN, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE NOMINATION COMMITTEE

The board of directors (the “Board”) of Sands China Ltd. (the “Company”) is pleased to announce the appointment of Mr. Robert Glen Goldstein (“Mr. Goldstein”), an Executive Director of the Company, as the Chairman of the Board, the Chief Executive Officer and the Chairman of the Nomination Committee of the Company, in each case, with effect from January 27, 2021.

Biographical information of Mr. Goldstein includes the following:

Prior to his appointment on January 27, 2021, Mr. Goldstein, aged 65, has been the Acting Chairman of our Board, Acting Chief Executive Officer, an Executive Director and the Acting Chairman of the Nomination Committee of the Company since January 7, 2021. He is also the Chairman of the Sands China Capital Expenditure Committee of the Company (the “Capex Committee”) and a director of one of our Macao subsidiaries. Mr. Goldstein served as a Non- Executive Director of the Company since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was our Interim President from March 2015 to November 2015 and has been a member of the Capex Committee since March 2015. Mr. Goldstein was appointed as the chairman and chief executive officer of Las Vegas Sands Corp. (“LVS”) on January 26, 2021 (U.S. time). Mr. Goldstein was the acting chairman, acting chief executive officer, president and chief operating officer of LVS until January 26, 2021 (U.S. time) and has been a director of LVS, the president, chief operating officer and a director of Las Vegas Sands, LLC (“LVS LLC”), and the president and a director of LVS (Nevada) International Holdings, Inc. (“LVS Inc”) since January 2015. He previously served as LVS’ President of Global Gaming Operations from January 2011 until December 2014, LVS’ Executive Vice President from July 2009 until December 2014, and LVS’ secretary from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation.

Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association.

Mr. Goldstein was re-designated as an Executive Director of the Company for a term of three years from January 7, 2021. He is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the articles of association of the Company.

As at the date of this announcement, Mr. Goldstein did not have any interest in the shares or underlying shares of the Company but had interest of 4,887,057 shares or underlying shares in LVS (as associated corporation of the Company) within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”) as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (“Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (“Listing Rules”).

LVS (through LVS LLC and LVS Inc) currently controls approximately 69.93% of the voting rights in the Company and is therefore a controlling shareholder of the Company.

Mr. Goldstein will not receive any director’s fees/emoluments for services provided to the Company in his capacity as an Executive Director, the Chairman of the Board, the Chief Executive Officer, the Chairman of the Nomination Committee and Chairman of the Capex Committee of the Company. However, Mr. Goldstein receives emoluments (inclusive of share-based compensation) from LVS for his service to the LVS group.

Save as disclosed above, Mr. Goldstein (i) does not hold any other position with the Company and other members of the Company’s group; (ii) does not have any relationship with any other directors, senior management, or substantial or controlling shareholders of the Company; (iii) has not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) does not have other major appointments and professional qualifications.

Save for the information disclosed above, there is no information of Mr. Goldstein that is discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there are no other matters concerning the appointment of Mr. Goldstein that need to be brought to the holders of securities of the Company.

The Board would like to congratulate Mr. Goldstein on the appointment of his new positions.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, January 27, 2021

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.

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